Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-277584) and related Prospectus of Sana Biotechnology, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts, and units and to the incorporation by reference therein of our report dated February 29, 2024, with respect to the consolidated financial statements of Sana Biotechnology, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

March 14, 2025